                   Filed by First International Bancorp, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

               Subject Company: First International Bancorp, Inc.
                          Commission File No.: 0-22861

          ON MAY 15, 2001 FIRST INTERNATIONAL BANCORP, INC. ISSUED THE
                             FOLLOWING PRESS RELEASE


FOR IMMEDIATE RELEASE

MEDIA
CONTACT:   Michele A. Zommer
           Vice President, Corporate Communications
           (860) 241-4705
           zommerm@firstinterbank.com

INVESTOR
CONTACT:   Brett N. Silvers                   Leslie A. Galbraith
           Chairman & CEO                     President & COO
           (860) 241-2517                     (860) 241-2529
           silversb@firstinterbank.com        galbraithl@firstinterbank.com

                       FIRST INTERNATIONAL BANCORP REPORTS
                           FIRST QUARTER 2001 RESULTS

           HARTFORD, CONN., MAY 15, 2001 -- First International Bancorp, Inc. (NASDAQ: FNCE), parent of First International Bank, today reported net income of $303,000 ($.04 per diluted share) for the quarter ended March 31, 2001, compared with $2.1 million ($.26 per diluted share) in the same period last year.

           Total gains on loan sales in first quarter 2001 were $5.0 million, approximately the same as first quarter 2000, as increased gains from the sale of federally guaranteed loans were offset by a decline in gains from the sale of loan-backed securitizations following the company's exit from new securitization activities after 2000. Costs impacting first quarter 2001 net income included $625,000 ($.08 per diluted share) related to the company's pending merger with United Parcel Service, Inc. (NYSE:UPS) and $497,000 ($.06 per diluted share) for an impairment charge on an interest-only strip held for one of the company's seven securitizations.

           Loan originations during the first quarter of 2001 were $114.1 million, representing an 11% increase over the $102.5 million in loans originated during first quarter 2000. The company increased the percentage of federally guaranteed loans to 82% of total originations in first quarter 2001 from 65% of total originations in first quarter 2000 in response to market demand from its core client base of small industrial businesses, the slowing economy, and the heightened risk environment. Total loans managed by the company were $1.3 billion at March 31, 2001, an 18% increase from $1.1 billion at March 31, 2000.

           First International Bank reported balance sheet non-performing loans at March 31, 2001 of $5.3 million, representing 3.27% of balance sheet loans, compared with 2.75% ($4.2 million) at December 31, 2000 and 3.20% ($4.6 million) at March 31, 2000. Net charge-offs for first quarter 2001 were $773,000, commensurate with fourth quarter 2000 net charge-offs of $754,000. The company made a provision for loan losses of $1.0 million during the first quarter, bringing the Allowance for Loan and Lease Losses to $5.8 million at March 31, 2001.

           Brett N. Silvers, Chairman and CEO, commented, "The quarterly results reflect solid performance in our small business lending niche, especially in light of the time and attention our staff has dedicated to pre-integration activities related to our pending merger with UPS."

           In January 2001, First International entered into a definitive merger agreement with UPS. "We have made good progress toward achieving the conditions for closing with UPS early in the third quarter," stated Silvers. As required by the UPS merger agreement, the company announced a definitive agreement on May 2, 2001 to sell its FDIC-insured deposits to Hudson United Bank. A special meeting of shareholders to formally consider the UPS transaction will be held on June 1, 2001.

ABOUT FIRST INTERNATIONAL BANK AND FIRST INTERNATIONAL BANCORP INC.

First International Bank (www.firstinterbank.com), a world leader in the use of SBA, USDA and Export-Import Bank loans, provides innovative credit, trade and financial solutions for small and medium-sized industrial businesses. The company has more than 100 experienced lending officers located in 15 U.S. offices, and 14 international representatives. In 2000, the company originated more than $500 million in loans primarily within its industrial niche, and closed the year with a managed loan portfolio of $1.3 billion. Established in 1955, the bank is a subsidiary of publicly traded First International Bancorp Inc. (NASDAQ: FNCE), with headquarters in Hartford, Connecticut.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any statements contained in this press release, which are not historical facts, are forward-looking statements; and, therefore, many important factors could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the banking and commercial finance industries and those specifically relating to the continuation in their present form of the government guaranteed loan programs utilized by the company; the ability of the company to continue its recent growth in an increasingly competitive market for loan originations; disruption in the capital markets which may delay or prevent the company from receiving funding under warehouse lines of credit or completing loan sales; and other risks identified in the company's Securities and Exchange Commission filings. In addition, with respect to the proposed merger of the company and UPS, investors should be aware of the following factors, among others: the possibility that the proposed merger will not be consummated as a result of failure to satisfy certain conditions; the possibility that the proposed merger will be delayed substantially; the inability to obtain, or meet conditions imposed for, governmental approvals of the proposed merger and other transactions described in the merger agreement; the possibility that the announcement of the proposed merger will have an adverse impact on the company's business; and the significance of costs relating to the proposed merger.


ADDITIONAL INFORMATION

In connection with the proposed acquisition of the company by UPS, UPS has filed a Registration Statement on Form S-4 with the SEC, which contains the company's proxy statement for the company's upcoming special stockholder meeting, at which the proposed merger will be considered. Stockholders of the company are urged to read the proxy statement because it contains important information. Stockholders may obtain a free copy of the proxy statement and other documents filed by the company and UPS with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement and other filings by the company with the SEC may also be obtained by directing a request to Leslie A. Galbraith, Telephone:
860-241-2529.


                                      # # #

                   FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)
                                    Unaudited

                                     ASSETS

                                                MARCH 31,    DECEMBER 31,
                                                --------     ------------
                                                  2001           2000
                                                --------     ------------
Cash and cash equivalents ...............       $ 10,106       $ 29,365
Investment securities ...................         58,533         59,201
Loans, net ..............................        150,623        142,225
Receivable from loans sold ..............         46,496         56,097
Investment in unconsolidated subsidiaries         18,189         19,758
Premises and equipment, net .............          4,352          4,548
Servicing asset .........................         40,145         35,962
Prepaid expenses and other assets .......         16,205         15,072
                                                --------       --------

     Total assets .......................       $344,649       $362,228
                                                ========       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       MARCH 31,    DECEMBER 31,
                                                       --------     ------------
                                                         2001           2000
                                                       --------     ------------
Deposits ........................................      $262,373       $297,187
Loan facilities .................................        13,505             --
Other liabilities ...............................         6,853          5,484
                                                       --------       --------
     Total liabilities ..........................       282,731        302,671
                                                       --------       --------

Stockholders' equity:
Preferred stock ($.10 par value; 2,000,000 shares
   authorized; no shares issued and outstanding)             --             --
Common stock ($.10 par value; 12,000,000 shares
   authorized; shares issued and outstanding:
   8,042,019 and 8,279,574) .....................           804            828
Paid-in capital in excess of par value ..........        32,640         32,846
Retained earnings, net ..........................        28,474         25,883
                                                       --------       --------

      Total stockholders' equity ................        61,918         59,557
                                                       --------       --------

      Total liabilities and stockholders' equity       $344,649       $362,228
                                                       ========       ========

                FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (dollars in thousands, except per share amounts)
                                    Unaudited

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                       ------------------------------
                                                           2001               2000
                                                       -----------        -----------
Interest income:
      Loans, including net fees ................       $     4,614        $     4,512
      Investment securities ....................             1,545                770
      Federal funds sold .......................               546                593
                                                       -----------        -----------
             Total interest income .............             6,705              5,875
INTEREST EXPENSE ...............................             4,660              3,691
                                                       -----------        -----------
      Net interest income ......................             2,045              2,184
PROVISION FOR POSSIBLE LOAN LOSSES .............             1,023                558
                                                       -----------        -----------
      Net interest income after
           provision for possible loan losses ..             1,022              1,626
NON-INTEREST INCOME:
      Gain on sale of:
           Guaranteed loans ....................             4,144              2,584
           Other loans .........................               232                217
           Securitizations and sales to conduits               602              2,220
                                                       -----------        -----------
               Total gains on loan sales .......             4,978              5,021

      Loan servicing income and fees ...........             2,504              1,923
      Impairment on retained interests .........              (776)                --
      Income from unconsolidated companies .....                32                352
      Other income .............................                25                 36
                                                       -----------        -----------
              Total non-interest income ........             6,763              7,332
                                                       -----------        -----------
               Total operating income ..........             7,785              8,958
                                                       -----------        -----------
NON-INTEREST EXPENSE:
      Salaries and benefits ....................             4,235              3,702
      Occupancy ................................               531                486
      Office expenses ..........................               225                222
      Marketing ................................               .04                .26
      Furniture and equipment ..................               388                334
      Outside services .........................               997                376
      Other ....................................               178                161
                                                       -----------        -----------
               Total non-interest expense ......             6,978              5,672
                                                       -----------        -----------
                 Income before income taxes ....               807              3,286
PROVISION FOR INCOME TAXES .....................               504              1,144
                                                       -----------        -----------
           NET INCOME ..........................               303              2,142
                                                       ===========        ===========

                                                       -----------        -----------
BASIC EARNINGS PER COMMON SHARE ................       $      0.04        $      0.26
                                                       ===========        ===========

                                                       -----------        -----------
DILUTED EARNINGS PER COMMON SHARE ..............       $      0.04        $      0.26
                                                       ===========        ===========

WEIGHTED AVERAGE SHARES FOR THE
PERIODS:
     Basic EPS .................................         8,108,094          8,261,203
     Diluted EPS ...............................         8,218,845          8,384,175

                FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
                          SELECTED FINANCIAL HIGHLIGHTS
                             (dollars in thousands)
                                    Unaudited

                                               FOR THE THREE MONTHS ENDED        FOR THE THREE MONTHS ENDED
                                                     MARCH 31, 2001                    MARCH 31, 2000
                                              ---------------------------        ---------------------------
                                              PRINCIPAL                          PRINCIPAL
                                               BALANCE         PERCENTAGE         BALANCE         PERCENTAGE
                                              ----------       ----------        ----------       ----------
Lending and Servicing Activity:
Loan Originations:
     SBA ..............................       $   47,078               41%       $   28,386               28%
     USDA .............................           16,952               15%            7,350                7%
     Other commercial .................           12,526               11%           23,090               23%
                                              ----------       ----------        ----------       ----------
          Domestic ....................           76,556               67%           58,826               57%

     Exim working capital .............            8,075                7%           16,078               16%
     Exim term ........................           21,848               19%           14,921               16%
     Other international ..............            7,574                7%           12,701               12%
                                              ----------       ----------        ----------       ----------
          International ...............           37,497               33%           43,700               43%

                                              ----------       ----------        ----------       ----------
          Total Originations ..........       $  114,053              100%       $  102,526              100%
                                              ==========       ==========        ==========       ==========

Loan Sales:
     SBA ..............................       $   33,193               42%       $   18,590               18%
     USDA .............................           11,222               14%            5,880                6%
     Loan-backed securitizations ......            5,152                6%           25,847               25%
     Loans to commercial paper conduits
          and other facilities ........                0                0%           18,196               18%
     Other commercial .................            7,962               10%            5,437                5%
                                              ----------       ----------        ----------       ----------
          Domestic ....................           57,529               72%           73,950               72%

     Exim working capital .............            6,100                8%           13,030               13%
     Exim term ........................           15,888               20%           16,287               16%
                                              ----------       ----------        ----------       ----------
          International ...............           21,988               28%           29,317               28%
                                              ----------       ----------        ----------       ----------
          Total Sales .................       $   79,517              100%       $  103,267              100%
                                              ==========       ==========        ==========       ==========

Total Loans Serviced for Others .......       $1,150,165                         $  967,347
                                              ==========                         ==========

Total Loans Under Management ..........       $1,311,487                         $1,110,516
                                              ==========                         ==========

                FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
                          SELECTED FINANCIAL HIGHLIGHTS
                             (dollars in thousands)
                                    Unaudited

                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                 --------------------------
                                                                    2001             2000
                                                                 ---------        ---------
Financial:
Return on average assets (ROAA) ..........................            0.34%            2.73%
Return on average equity (ROAE) ..........................            2.05%           15.62%

Book value per share .....................................       $    7.70        $    7.13

Net interest margin ......................................            2.92%            3.25%

Efficiency ratio .........................................           79.23%           59.61%


Capital Ratios:
     Total capital to risk weighted assets ...............           10.57%           11.32%
     Leverage ratio ......................................           11.88%           17.22%


ASSET QUALITY:
Allowance for loan losses ................................       $   5,800        $   4,550
                                                                 =========        =========

Total non-performing loans / loans and loans held for sale       $   5,272        $   4,583
                                                                 =========        =========

Total non-performing loans / loans and loans held for sale            3.27%            3.20%
                                                                 =========        =========

Total non-performing loans / assets ......................            1.53%            1.46%
                                                                 =========        =========

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